

September 20, 2010

*By U.S. Mail and facsimile to 713-336-0855*

Mrs. Jill R. Marlatt
Controller
Gateway Energy Corporation
1415 Louisiana Street
Suite 4100
Houston, TX 77002-7471

      **Re:    Gateway Energy Corporation**
              **Form 10-K for the Fiscal Year Ended December 31, 2009**
              **Filed March 24, 2010**
              **File No. 0-06404**

Dear Mrs. Marlatt:

We have reviewed your supplemental response letter dated September 7 , 2010 and have the following comments.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operations, page F-4

1.    We note your response to comment 11 of our letter dated August 11, 2010.  We also noted the remaining cash installments are still unpaid and outstanding as of June 30, 2010, which is approximately one year after the sale of your Shipwreck gathering System.  We remain unclear about the basis behind your conclusion that the remaining cash installments are reasonably assured. Therefore, it appears recognizing the entire gain upfront is not appropriate and that SAB Topic 5E is applicable in your situation.  Please amend your filing to defer the gain on sale, or advise us why you are not required to do so.

(8) Change in Estimate, page F-18

2.      We note your response to comment 15 of our letter dated August 11, 2010.  Tell us the date you began negotiating the sale of your Shipwreck gathering System, and if the buyer required you to conduct a formal written evaluation of your asset retirement obligation ("ARO").  Tell us what necessitated the Audit Committee to require a written estimate from a third party company.  Further, proper recognition of an ARO liability requires periodic and careful analysis of the facts pertaining to your situation.  In this regard, care must be exercised to ensure assumptions are not arbitrarily determined.  Your explanation that the increase in your ARO liability balance was a result of a change in estimate does not appear to be pervasive.  It appears you did not subsequently re-measure the costs to dismantle the ARO on a periodic basis and that the adjustment was a correction of an error for prior period financial statements.  Accordingly, please explain your accounting or revise your financial statements.  We may have further substantial comment.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter over EDGAR.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

                                        Sincerely,


                                        Andrew Mew
                                        Accounting Branch Chief